

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2013

Via E-mail
Andrew Langham, Esq.
Assistant General Counsel
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, NY 10153

> **Re:** **Transocean Ltd.**
> **Amended Preliminary Proxy Statement filed by Icahn Partners et al.**
> **Filed April 12, 2013**
> **File No. 0-53533**

Dear Mr. Langham:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

General

1.  Please respond to the comments issued on April 8, 2013.

2.  For each proposal, please revise to ensure that you have described the reasons for your voting recommendation.

Agenda Item 3.2(B) Icahn Group Distribution Proposal

3.  We note your response to comment four in our letter dated April 5, 2013; however, we reissue our comment. Please revise the proxy statement to discuss the financial consequences to the registrant if the dividend payment is $4, rather than $2.24 per share.

Please contact me at (202) 551-3411 with any questions you may have.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions